Exhibit 99.1

Viggle Achieves Record Fiscal Full-Year and Fourth Quarter Revenue, Increases 42% and 29% Over Prior Year

Adjusted EBITDA for Fourth Quarter Improves 31%

Conference Call Today at 4:30 pm ET to Include Highlights of DraftDay Gaming Group

NEW YORK - September 21, 2015 - Viggle Inc. (Nasdaq:VGGL) hit record revenue for fiscal 2015 of $25.6 million, achieving a 42% improvement over the prior fiscal year, and record fiscal fourth quarter revenue $6.8 million, a 29% increase over the prior year’s fourth quarter. Adjusted EBITDA loss for fiscal 2015 was $29.3 million, and was a $5.8 million loss for the fiscal fourth quarter ended June 30, 2015, an improvement of 31% and the lowest quarterly loss in the Company’s history. Record revenue for the full year and quarter was driven by increased advertising on the Viggle app as the Company boosted its marketing efforts. Reduced adjusted EBITDA losses during the fiscal fourth quarter came from lower personnel costs and lower G&A costs, partially offset by increased marketing expense.

John C. Small, Chief Financial Officer of Viggle, said, “We had an exciting and successful year in terms of financial results and business development. We enter Fiscal 2016 even more energized on the heels of forming DraftDay Gaming Group (“DDDG”). With the end goal of creating new revenue streams and making the Viggle app even more compelling for our advertisers, we successfully joined forces with Sportech, Inc. [a subsidiary of Sportech PLC (LON: SPO)], to enter the rapidly growing daily fantasy sports market. DDGG will provide white-label, turn-key solutions to consumer brands that wish to enter daily fantasy sports. This new venture makes winners out of our advertisers and Viggle users alike, as it adds significant depth and value to our fantasy sports offerings.”

Mr. Small concluded, “We enter fiscal 2016 stronger than ever, and we expect our new offerings in daily fantasy sports to add significant upside to our business model.”

Key metrics for the fiscal fourth quarter ended June 30, 2015 were:

•	Average monthly total reach for F4Q 2015 was 23.6 million, compared with 17.7 million in the year-ago quarter, a 33% increase, and 25.7 million for the quarter ended March 31, 2015.

•	Average active reach in the quarter was 10.2 million compared with 6.4 million for F4Q 2014, an increase of 60%, and compared with 10.6 million in F3Q 2015.

•
Almost 600,000 new users registered on the Viggle platform, bringing net registered users to more than 9.5 million, compared with 5.4 million net registered users as of the end of the year-ago fourth quarter, an increase of 76%.

•
As of June 30, 2015, Viggle users have cumulatively checked in to more than 504 million TV programs and matched more than 189 million songs using the Viggle Music service. Overall, users’ average time in the Viggle app has been more than 65 minutes per session.

•
As of June 30, 2015, users have cumulatively redeemed more than 64 billion points for approximately 5 million rewards, an average of 12,940 points per reward redemption. The total retail value of rewards redeemed through June 30, 2015 is approximately $26.4 million.

Exhibit 99.1

Business Highlights for the Quarter Include:

•
The Company raised gross proceeds of approximately $13.3 million in two different underwritten offerings; the first was an underwritten public offering of 3,626,179 shares of common stock at $2.50 per share in which it raised gross proceeds of approximately $9.1 million, and the second was an underwritten sale of 2,048,780 shares of its common stock at $2.05 per share to Wolverine Asset Management, resulting in gross proceeds of approximately $4.2 million.

•
Completed the transition of its management team, and appointed Kyle Brink, former SVP Product Development, to General Manager. This completes the leadership transition it began earlier in the year, with Robert F.X. Sillerman as CEO and Board Chairman and John C. Small as CFO.

•
Strengthened its patent portfolio, adding more value to its unique multifaceted mobile and web-based entertainment marketing platform. The new patent covers proprietary design features relating to a new interactive television programming guide. It is granted by title: “Display Screen or Portion Thereof with Animated User Interface.”

•
Created a new fantasy game, MYGUY Basketball, which lets users coach and play at the same time. MYGUY enables users to make real-time decisions during the game just as the coach does courtside, and earn more Viggle Points for a wide range of rewards.

•
Teamed up with Instantly™ to increase Viggle’s mobile audience and enhance the measurement of advertising effectiveness, driving revenue and increasing Viggle users’ opportunities to earn rewards while enhancing Instantly’s measurement and mobile ad effectiveness.

Conference Call Information

Date: September 21, 2015
Time: 4:30 PM Eastern Time (ET)
Dial-in Number for the US and Canadian Callers: 1-877-407-3102
Dial-in Number for Callers Outside of the US and Canada: 1-201-493-6790

Participating on the call will be John C. Small, Chief Financial Officer, of Viggle Inc. and Richard Roberts, CEO of DraftDay Gaming Group, who will discuss operational and financial highlights for fiscal 2015.

To join the live conference call, please dial into the above-referenced telephone numbers 5 to 10 minutes prior to the scheduled conference call time. A live webcast and archive of the call will also be available on Viggle’s website at:
http://viggleinc.equisolvewebcast.com/q4-2015.

A replay will be available for 14 days starting on September 21, 2015, beginning one hour after the conclusion of the conference call, and will run through midnight on October 4, 2015. To access the replay, please dial 1-877-660-6853 in the US and 1-201-612-7415 for international callers. The conference ID# is 13594822.

About Viggle
Viggle is an entertainment marketing and rewards platform and fantasy sports provider whose app rewards its members for watching TV shows, discovering new music and playing interactive games. The Viggle Platform had an average monthly total reach of 23.6 million for the three months ended June 30, 2015, including nearly 10 million Viggle registered users. Since its launch, Viggle members have redeemed over

Exhibit 99.1

$26 million in rewards for watching their favorite TV programs and listening to music. Members can use Viggle’s store, accessible through the Viggle app or on Viggle.com, to redeem their Viggle Points for TV show, movie and music downloads. In addition, Viggle operates Wetpaint, which offers entertainment and celebrity news online; NextGuide, maker of technology that helps consumers search for, find, and set reminders for TV shows and movies; and Choose Digital, a digital marketplace platform that allows companies to incorporate digital content into existing rewards and loyalty programs in support of marketing and sales initiatives. Viggle is also the largest shareholder of DraftDay Gaming Group, the third-largest operator in the daily fantasy sports industry, which offers Viggle members an exciting and ever-growing selection of real-time fantasy sports games with monetary rewards. For more information, visit www.viggle.com or follow us on Twitter @Viggle.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. All information provided in this press release is as of the date of this release. Except as required by law, Viggle Inc. undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Non-GAAP Adjusted Rewards Costs and Adjusted EBITDA
The Company provides a non-GAAP measure for adjusted rewards costs as an alternative view of the Company’s cost of providing rewards to its users. The Company reports rewards costs in its Consolidated Statement of Operations in both cost of watchpoints and engagement points and in selling, general and administrative expenses. Management believes that a useful financial measure for investors is to provide to them the amount of cash the Company has actually paid to provide rewards to its users. Therefore, the Company adjusts cost of watchpoints and engagement points as reported, which represents the cost of points earned by users during the period, to the cost of actual rewards redeemed by users during the period. Selling, general and administrative expenses as reported are likewise adjusted as certain point costs are classified as marketing. The Company also presents Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure that represents operating loss (as reported) plus depreciation and amortization, stock based compensation and adjustment to rewards costs. Management believes these non-GAAP measures enhance investors’ understanding of the Company’s financial performance. The information on adjusted rewards costs and Adjusted EBITDA should be considered in addition to, but not in lieu of operating income prepared in accordance with generally accepted accounting principles in the United States (GAAP). Since adjusted reward costs and Adjusted EBITDA are not measures determined in accordance with GAAP, they have no standardized meaning prescribed by GAAP and therefore, may not be comparable to the calculation of similar measures of other companies. A reconciliation between GAAP financial measures and non-GAAP financial measures is as follows.

Tables Follow

Exhibit 99.1

Reconciliation of rewards cost to adjusted rewards cost and selling, general and administrative expenses to adjusted selling, general and administrative expenses (amounts in thousands)
	Quarter Ended June 30, 2015	Quarter Ended June 30, 2014	12 Months Ended June 30, 2015	12 Months Ended June 30, 2014
Cost of watchpoints and engagement points as reported	$(2,626)	$(801)	$(9,574)	$(2,310)
Adjustment to cost of watchpoints and engagement points	358	(273)	3,090	(2,594)
Adjusted cost of watchpoints and engagement points	(2,268)	(1,074)	(6,484)	(4,904)

Selling, general and administrative expenses as reported	(21,646)	(21,853)	(92,360)	(81,534)
Adjustment to selling, general and administrative expenses	4,414	(31)	5,587	(283)
Adjusted selling, general and administrative expenses	$(17,232)	$(21,884)	$(86,773)	$(81,817)

Reconciliation of operating loss to Adjusted EBITDA (amounts in thousands)
	Quarter Ended June 30, 2015	Quarter Ended June 30, 2014	12 Months Ended June 30, 2015	12 Months Ended June 30, 2014
Revenue	$6,841	$5,308	$25,584	$17,985

Operating loss as reported	(17,431)	(16,444)	(76,408)	(65,859)
Add:
Stock compensation costs	5,345	6,862	32,439	36,704
Adjustment to cost of watchpoints and engagement points	358	(273)	3,090	(2,594)
Adjustment to Selling, general and administrative expenses	4,414	(420)	5,587	(1,459)
Depreciation and amortization costs	1,482	1,851	6,040	5,894
Adjusted EBITDA *	$(5,832)	$(8,424)	$(29,252)	$(27,314)
* Adjusted EBITDA is a non-GAAP measure, but shown above it represents operating loss plus depreciation and amortization, stock based compensation, interest (expense) income, net, certain one-time selling, general and administrative costs, and adjustment to rewards costs

Exhibit 99.1

Contact:
For Viggle:
Investors:
John C. Small, 1-646-738-3220
CFO
john@viggle.com
or
Robert Haag, 1-866-976-4784
Managing Partner, IRTH Communications
VGGL@irthcommunications
or
Media Relations:
Dian Griesel International
Laura Radocaj, 212-825-3210
lradocaj@dgicomm.com